Exhibit 99.70

Collective Mining Files Final Base Shelf Prospectus

Toronto, Ontario, December 6, 2023 – Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce that it has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada (other than Québec), following the completion of a regulatory review of the preliminary base shelf prospectus of the Company.

The Base Shelf Prospectus filing will permit the Company to make offerings of common shares, warrants, subscription receipts, units or debt securities, or a combination thereof (the “Securities”), up to an aggregate total of C$200 million during the 25-month period that the Base Shelf Prospectus remains effective until January 2026. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s). Information regarding the use of proceeds from a sale of any Securities will be included in the applicable prospectus supplement(s).

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the Shelf Prospectus is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca, and may also be obtained by contacting the Corporate Secretary of the Company via email at info@collectivemining.com.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the largescale, bulk-tonnage and high-grade gold-copper-silver-tungsten Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets. Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Social Media:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to the Shelf Prospectus, any shelf prospectus supplements, the proposed use of proceeds from any offering of Securities using the Shelf Prospectus, and any related shelf prospectus filings. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Such factors, among other things, include: the expected benefits to Collective relating to the exploration proposed to be conducted on its properties; failure to identify any additional mineral resources or significant mineralization; the preliminary nature of metallurgical test results; uncertainties relating to the availability and costs of financing needed in the future, including to fund any exploration programs on the Company’s properties, if required; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar or Colombian peso exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining and mineral exploration; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); the unlikelihood that properties that are explored are ultimately developed into producing mines; geological factors; actual results of current and future exploration; changes in project parameters as plans continue to be evaluated; soil sampling results being preliminary in nature and are not conclusive evidence of the likelihood of a mineral deposit; title to properties; and ongoing uncertainties relating to international conflicts. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.